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                                                                      EXHIBIT 22


                        [Bull Run Corporation Letterhead]


                                January 13, 2000


Via Telecopy

The Finance Committee of the Board of Directors
Rawlings Sporting Goods Company, Inc.
1859 Intertech Drive
Fenton, Missouri 63026

         Re:      Rawlings Sporting Goods Company, Inc.

Dear Gentlemen and Ladies:

                  In response to a question that we received from Mr. Easton this morning, I am writing to clarify the last sentence of the third paragraph of the letter that I sent to you earlier this morning. The two issues remaining in the proposal are likely minor and easily resolved. The first of these is implicit in our earlier letter and that is that we would expect the 45 day time period to begin upon completion of the confirmatory due diligence, which we believe will be a very short period of time from now - on the order of one business week, subject to availability of personnel and information.

         The second issue is whether or not the Board can have the flexibility to recommend against the Bull Run tender, as opposed to remaining neutral. This is acceptable to Bull Run, but is a problem for one of our equity sources who is not allowed to finance "hostile" transactions. Neither your counsel nor ours believes that this transaction can fairly be characterized as "hostile" and we hope to be able to persuade our equity source that this is the correct position. However, the principal of that fund has been travelling and unavailable for us to discuss this. Consequently, this issue may well go away as soon as we can speak with that individual.

         Please call me if you have any further questions or comments. I look forward to speaking with you soon.

                                           Sincerely,
                                           Bull Run Corporation


                                           /s/ Robert S. Prather, Jr.
                                           -------------------------------------
                                           Robert S. Prather, Jr.
                                           President and Chief Executive Officer

cc:      Richard L. Easton, Esquire
         Mr. Stephen W. Powell
         Arnold S. Jacobs, Esquire
         Stephen A. Opler, Esquire